UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 7)

Under the Securities Exchange Act of 1934

ORBSAT CORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 68557F100

(CUSIP Number)

David Phipps

c/o Orbsat Corp

18851 NE 29th Avenue, Suite 700

(305) 560-5355

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68557F100

1.	Names of Reporting Persons

David Phipps

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

UK

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 359,952 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 368,285 (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

368,285 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

15.41% (3)

14.	Type of Reporting Person (See Instructions)

IN

(1)	Represents 359,952 shares of the Company’s common stock.

(2)	Represents 368,285 shares of the Company’s common stock and options, exercisable within 60 days of September 14, 2020, to purchase 8,333 shares of common stock.

(3)	Based on 2,389,496 shares of the Company’s common stock outstanding as of September 14, 2020.

Item 1.	Security and Issuer

This Schedule 13D/A relates to shares of the common stock, $.0001 par value per share, of Orbsat Corp, a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180.

Item 2.	Identity and Background

(a)	This statement is being filed by David Phipps (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is c/o Orbsat Corp, 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180.

(c)	The Reporting Person is the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer. The Issuer’s address is 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United Kingdom

Item 3.	Source and Amount of Funds or Other Consideration

On February 19, 2015, in connection with the Issuer’s share exchange agreement (the “Share Exchange Agreement”) with Global Telesat Communications Limited (“GTCL”) and the owners of GTCL, the Issuer issued the Reporting Person 2,667 shares of the Issuer’s common stock and 6,692,000 shares of Series E Preferred Stock, convertible into 446,356 shares of common stock with a 4.99% beneficial ownership blocker. On July 15, 2015, the Reporting Person transferred 250,000 shares of Series E Preferred Stock, pursuant to the Share Exchange Agreement. On December 29, 2015, the Issuer issued the Reporting Person 3,082 shares of the Issuer’s common stock upon the conversion of 46,223 shares of Series E Preferred Stock. On December 31, 2015, the Issuer issued the Reporting Person 546 shares of the Issuer’s common stock upon the conversion of 8,188 shares of Series E Preferred Stock. On November 2, 2016, the Issuer issued the Reporting Person 9,305 shares of the Issuer’s common stock upon the conversion of 139,573 shares of Series E Convertible Preferred Stock held by the Reporting Person.

On December 16, 2016, the Issuer issued the Reporting Person options to purchase up to 66,667 shares of common stock. The options were issued outside of the Issuer’s 2014 Equity Incentive Plan (the “2014 Plan”) and are not governed by the 2014 Plan. The options have an exercise price of $1.50 per share, vest immediately, and have a term of 10 years.

On May 31, 2017, the Issuer issued the Reporting Person options to purchase up to 33,333 shares of common stock as partial compensation for the Reporting Person’s services to the Issuer. The options were issued outside of the 2014 Plan and are not governed by the 2014 Plan. The options have an exercise price of $1.50 per share, vest and are exercisable immediately, and have a term of 10 years.

On June 9, 2017, the Issuer issued the Reporting Person 7,632 shares of the Issuer’s common stock upon the conversion of 114,479 shares of Series E Convertible Preferred Stock held by the Reporting Person.

On December 5, 2017, the beneficial ownership blocker for Series E Preferred Stock was amended to 9.99%. On that date, the Reporting Person converted 400,558 shares of Series E Preferred Stock into 26,704 shares of common stock.

On December 20, 2017, the Issuer issued the Reporting Person 39,508 shares of the Issuer’s common stock upon the conversion of 592,619 shares of Series E Convertible Preferred Stock held by the Reporting Person.

On June 14, 2018, the Issuer issued the Reporting Person options to purchase up to 100,000 shares of common stock under the Issuer’s 2018 Incentive Plan (the “2018 Plan”). The options have an exercise price of $1.60 per share, vest in equal quarterly installments starting July 1, 2018 over the next two years and expire on July 1, 2021.

On December 18, 2018, the Issuer cancelled 75,000 options which represented the unvested portion issued previously under the 2018 Plan.

Also, on December 18, 2018, the Issuer issued the Reporting Person options to purchase up to 325,000 shares of common stock under the 2018 Plan. The options have an exercise price of $0.17 per share, are fully vested and expire on December 17, 2023.

On January 18, 2019, the Reporting Person received 167,143 shares of common stock, through a net exercise of options to purchase 325,000 shares of common stock. The Issuer withheld 157,857 shares of common stock for payment of the exercise price, using the closing stock price on January 17, 2019 of $0.35, pursuant to the terms of the 2018 Plan.

On May 20, 2019, the 9.99% beneficial ownership blocker for Series E Preferred Stock was amended and removed. On May 21, 2019, the Reporting Person converted 5,140,360 shares of Series E Preferred Stock into 342,691 shares of common stock.

 On August 21, 2020, the Issuer issued the Reporting Person options to purchase up to 400,000 shares of common stock under the 2020 Equity Incentive Plan. The options have an exercise price of $0.20 per share, are fully vested and expire on August 20, 2030.

Also on August 21, 2020, the reporting person received 320,000 shares of common stock, thru a net exercise of options to purchase 400,000 shares of common stock. The Company withheld 80,000 shares of common stock for payment of the exercise price, using the grant price of $0.20, pursuant to the terms of the 2020 Equity Incentive Plan.

Item 4.	Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person has been acquired for investment purposes only. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a)

As of September 14, 2020, the Reporting Person beneficially owns 368,285 shares of the Issuer’s common stock, or 15.41% of the Issuer’s outstanding shares. This represents 368,285 shares of common stock and options, exercisable within 60 days of September 14, 2020, to purchase 8,333 shares of common stock, and is based on 2,389,496 shares of the Issuer’s common stock outstanding as of September 14, 2020.

(b)

The Reporting Person is deemed to hold sole voting power over 359,952 shares of common stock and sole dispositive power over 368,285 shares of common stock, includes 8,333 shares of common stock issuable upon exercise of options. The Reporting Person has no rights as a shareholder with respect to any shares of common stock covered by the options (including, without limitation, any rights to receive dividends or non-cash distributions with respect to such shares) until the date of issue of a stock certificate to the Reporting Person for such common shares.

(c)

August 21, 2020, the reporting person received 320,000 shares of common stock, thru a net exercise of options to purchase 400,000 shares of common stock. The Company withheld 80,000 shares of common stock for payment of the exercise price, using the grant price of $0.20, pursuant to the terms of the 2020 Equity Incentive Plan.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the securities reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 19, 2015, in connection with the Issuer’s Share Exchange Agreement with GTCL and the owners of GTCL, the Issuer issued the Reporting Person 2,667 shares of the Issuer’s common stock and 6,692,000 shares of Series E Preferred Stock, convertible into 446,356 shares of common stock with a 4.99% beneficial ownership blocker. On July 15, 2015, the Reporting Person transferred 16,675 shares of Series E Preferred Stock pursuant to the Share Exchange Agreement. On December 29, 2015, the Issuer issued the Reporting Person 3,082 shares of the Issuer’s common stock upon the conversion of 46,223 shares of Series E Preferred Stock. On December 31, 2015, the Issuer issued the Reporting Person 546 shares of the Issuer’s common stock upon the conversion of 8,188 shares of Series E Preferred Stock. On November 2, 2016, the Issuer issued the Reporting Person 9,305 shares of the Issuer’s common stock upon the conversion of 139,573 shares of Series E Convertible Preferred Stock held by the Reporting Person.

On December 16, 2016, the Issuer issued the Reporting Person options to purchase up to 66,667 shares of common stock. The options were issued outside of the Issuer’s 2014 Equity Incentive Plan and are not governed by the Plan. The options have an exercise price of $1.50 per share, vest immediately, and have a term of 10 years.

On May 31, 2017, the Issuer issued the Reporting Person options to purchase up to 33,333 shares of common stock as partial compensation for the Reporting Person’s services to the Issuer. The options were issued outside of the Issuer’s 2014 Equity Incentive Plan and are not governed by the Plan. The options have an exercise price of $1.50 per share, vest and are exercisable immediately, and have a term of 10 years.

On June 9, 2017, the Issuer issued the Reporting Person 7,632 shares of the Issuer’s common stock upon the conversion of 114,479 shares of Series E Convertible Preferred Stock held by the Reporting Person.

On December 5, 2017, the beneficial ownership blocker for Series E Preferred Stock was amended to 9.99%. On that date, the Reporting Person converted 400,558 shares of Series E Preferred Stock into 26,704 shares of common stock.

On December 20, 2017, the Issuer issued the Reporting Person 39,508 shares of the Issuer’s common stock upon the conversion of 592,619 shares of Series E Convertible Preferred Stock held by the Reporting Person.

On June 14, 2018, the Issuer issued the Reporting Person options to purchase up to 100,000 shares of common stock under the 2018 Incentive Plan. The options have an exercise price of $1.60 per share, vest in equal quarterly installments starting July 1, 2018 over the next two years and expire on July 1, 2021.

On December 18, 2018, the Issuer cancelled 75,000 options which represented the unvested portion issued previously under the 2018 Incentive Plan.

Also, on December 18, 2018, the Issuer issued the Reporting Person options to purchase up to 325,000 shares of common stock under the 2018 Incentive Plan. The options have an exercise price of $0.17 per share, are fully vested and expire on December 17, 2023.

On January 18, 2019, the reporting person received 167,143 shares of common stock, thru a net exercise of options to purchase 325,000 shares of common stock. The Company withheld 157,857 shares of common stock for payment of the exercise price, using the closing stock price on January 17, 2019 of $0.35, pursuant to the terms of the 2018 Incentive Plan.

On May 20, 2019, the 9.99% beneficial ownership blocker for Series E Preferred Stock was amended and removed. On May 21, 2019, the Reporting Person converted 5,140,360 shares of Series E Preferred Stock into 342,691 shares of common stock.

 On August 21, 2020, the Issuer issued the Reporting Person options to purchase up to 400,000 shares of common stock under the 2020 Equity Incentive Plan. The options have an exercise price of $0.20 per share, are fully vested and expire on August 20, 2030.

Also on August 21, 2020, the reporting person received 320,000 shares of common stock, thru a net exercise of options to purchase 400,000 shares of common stock. The Company withheld 80,000 shares of common stock for payment of the exercise price, using the grant price of $0.20, pursuant to the terms of the 2020 Equity Incentive Plan.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 15, 2020	/s/ David Phipps
David Phipps